November 8, 2017

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attn: Division of Corporation Finance

Re:	RC-1, Inc. Amendment No. 1 to Form 10-K File No. 333-210960

Dear Ladies and Gentlemen:

At the request of RC-1, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated November 6, 2017 from Lyn Shenk, Branch Chief to Rayna Austinl, Chief Financial Officer of the Company, relating to the 2016 Form 10-K of the Company filed with the Commission on April 6, 2016 (the “Form 10-K”). We have filed simultaneously Amendment No. 1 to the Registration Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made. For your convenience, we have included above our response a copy of the comment to which we are responding.

Please be advised that in response to Comments Numbers 1 and 2, the Registration Statement has been appropriately amended.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham